SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No.      )*

DDR Corp.

(Name of Subject Company (Issuer))

DDR Corp.

(Name of Filing Persons (issuer))

1.75% Convertible Senior Notes due 2040

(Title of Class of Securities)

251591AX1

(CUSIP Number of Class of Securities)

David J. Oakes

President and Chief Executive Officer

DDR Corp.

3300 Enterprise Parkway

Beachwood, Ohio 44122

(216) 755-5500

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Michael J. Solecki

Kimberly J. Pustulka

Jones Day

901 Lakeside Avenue

Cleveland, Ohio 44114

Phone: (216) 586-3939

Fax: (216) 579-0212

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$350,000,000	$35,245.00

*	For purposes of calculating amount of filing fee only. The transaction valuation upon which the filing fee was based was calculated as follows: The purchase price of the 1.75% Convertible Senior Notes due 2040, as described herein, is $1,000 per $1,000 principal amount outstanding. As of October 6, 2015, there was $350,000,000 aggregate principal amount outstanding, resulting in an aggregate purchase price of $350,000,000.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO is filed by DDR Corp., an Ohio corporation (“we” or the “Company”), and relates to the Company’s offer to repurchase the 1.75% Convertible Senior Notes due 2040 that were issued by the Company (the “Notes”), upon the terms and conditions set forth in the Indenture (as defined below), the Company Notice dated October 6, 2015 (the “Company Notice”), and the related offer materials filed as Exhibits (a)(1)(B) and (C) to this Schedule TO (which Company Notice and related offer materials, as amended or supplemented from time to time, collectively constitute the “Offer Materials”).

The Notes were issued pursuant to the Indenture, dated as of May 1, 1994, by and between the Company and U.S. Bank National Association, as trustee (the “Trustee”), as supplemented by the Twelfth Supplemental Indenture thereto, dated as of November 5, 2010 (as so supplemented and as otherwise amended, supplemented or modified through the date hereof, the “Indenture”). The Notes are convertible in certain circumstances into cash up to the aggregate principal amount of the Notes to be converted, and cash, common shares, $0.10 par value per share, of the Company (“Common Shares”) (or cash in lieu of fractional shares) or a combination thereof (at the Company’s election) in respect of the remainder, if any, of the Company’s conversion obligation in excess of the aggregate principal amount of the Notes being converted. The initial conversion rate of the Notes was 61.0361 Common Shares for each $1,000 principal amount of Notes, equivalent to a conversion price per share of approximately $16.38. The Company has elected to redeem all of the Notes that are not validly surrendered for purchase in connection with this Offer (as defined below) and that are not converted prior to 5:00 p.m., New York City time, on November 18, 2015. Because the Company has elected to redeem the Notes, the Notes have become convertible. Upon conversion, the conversion price will consist of cash up to the aggregate principal amount of the Notes to be converted (the “Base Conversion Price”), and Common Shares (or cash in lieu of fractional shares) in respect of the remainder, if any, of the Company’s conversion obligation in excess of the aggregate principal amount of the Notes being converted (the “Premium,” and, together with the Base Conversion Price, the “Conversion Price”). The Notes are convertible prior to 5:00 p.m., New York City time, on November 18, 2015. The current conversion rate is 69.2170 Common Shares per $1,000 principal amount of the Notes. Upon conversion, the Premium, if any, will be calculated in accordance with the Indenture by reference to the current applicable conversion rate and the daily volume-weighted average price per share of the Common Shares for the period from October 7, 2015 through November 17, 2015. The conversion rate is subject to further adjustment upon the occurrence of certain corporate events, but will not be adjusted for accrued and unpaid interest. In addition, if certain fundamental changes occur, the Company will in some cases increase the conversion rate for a holder electing to convert Notes in connection with such fundamental change.

The right of holders to surrender their Notes for repurchase by the Company (which we refer to as the “Offer”) will expire at 5:00 p.m., New York City time, on November 10, 2015. This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934 (the “Exchange Act”).

ITEMS 1 through 4 and 6 through 9.

The Company is the issuer of the Notes, and the Company is offering to purchase for cash all of the Notes tendered by the holders under the terms and subject to the conditions set forth in the Indenture, the Notes and the Offer Materials. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Offer Materials is incorporated by reference into this Schedule TO.

ITEM 5. Past Contracts, Transactions, Negotiations and Agreements.

The Company is party to a stock purchase agreement with Mr. Alexander Otto. Pursuant to this agreement, Mr. Otto and certain members of his family (the “Otto Family”) purchased 40,000,000 Common Shares (the “Purchased Shares”). In connection with the sale of the Purchased Shares, the Company also entered into an investor rights agreement with Mr. Otto under which he has a right to nominate individuals for election to the Company’s board of directors depending on the Otto Family’s level of ownership in the Company. During such time as the Otto Family beneficially owns 17.5% or more of the Company’s outstanding Common Shares, the Company’s board of directors will nominate two persons recommended by the Otto Family who are suitable to the Company to become members of the Company’s board of directors at each annual election of directors, and during such time as the Otto Family beneficially owns less than 17.5% but more than 7.5% of the Company’s outstanding Common Shares, the Company’s board of directors will nominate one person recommended by the Otto Family who is suitable to the Company to become a member of the Company’s board of directors at each annual election of directors.

ITEM 10. Financial Statements.

Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company believes that its financial condition is not material to a holder’s decision with respect to the Offer because the consideration being paid to holders surrendering Notes consists solely of cash, the Offer is not subject to any financing conditions, the Offer applies to all outstanding Notes and the Company is a public reporting company under the Exchange Act that files reports with the SEC electronically on EDGAR.

ITEM 11. Additional Information.

(a)	Not applicable.

(b)	Not applicable.

ITEM 12. Materials To Be Filed As Exhibits.

(a)(1)(A)	—	Company Notice to Holders of DDR Corp. 1.75% Convertible Senior Notes due 2040, dated October 6, 2015.

(a)(1)(B)	—	Form of Repurchase Notice.

(a)(1)(C)	—	Press Release dated October 6, 2015.

(b)	—	Not applicable.

(d)(1)	—	Investors’ Rights Agreement, dated as of May 11, 2009, by and between the Company and Alexander Otto (incorporated by reference to Current Report on Form 8-K (Filed with the SEC on May 11, 2009; File No. 001-11690).

(d)(2)	—	Third Amended and Restated Articles of Incorporation of the Company (incorporated by reference to Current Report on Form 8-K (Filed with the SEC on September 13, 2013; File No. 001-11690).

(d)(3)	—	Amended and Restated Code of Regulations of the Company (incorporated by reference to Current Report on Form 8-K (Filed with the SEC on September 13, 2013; File No. 001-11690).

(d)(4)	—	Specimen Certificate for Common Shares (incorporated by reference to Annual Report on Form 10-K (Filed with the SEC on February 28, 2012; File No. 001-11690).

(d)(5)	—	Specimen Certificate for 7 3⁄8% Class H Cumulative Redeemable Preferred Shares (incorporated by reference to Annual Report on Form 10-K (Filed with the SEC on February 26, 2010; File No. 001-11690).

(d)(6)	—	Deposit Agreement, dated as of October 26, 2009, by and between the Company and Mellon Investor Services LLC Relating to Depositary Shares Representing 7 3⁄8% Class H Cumulative Redeemable Preferred Shares (including Specimen Certificate for Depositary Shares) (incorporated by reference to Annual Report on Form 10-K (Filed with the SEC on February 26, 2010; File No. 001-11690).

(d)(7)	—	Specimen Certificate for 6.50% Class J Cumulative Redeemable Preferred Shares (incorporated by reference to Registration Statement on Form 8-A (Filed with the SEC August 1, 2012; File No. 001-11690).

(d)(8)	—	Deposit Agreement, dated as of August 1, 2012, among the Company and Computershare Shareowner Services LLC, as Depositary, and all holders from time to time of depositary shares relating to the Depositary Shares Representing 6.50% Class J Cumulative Redeemable Preferred Shares (including Specimen Certificate for Depositary Shares) (including Specimen Certificate for Depositary Shares) (incorporated by reference to Current Report on Form 8-K (Filed with the SEC on August 1, 2012; File No. 001-11690).

(d)(9)	—	Specimen Certificate for 6.250% Class K Cumulative Redeemable Preferred Shares (incorporated by reference to Registration Statement on Form 8-A (Filed with the SEC April 8, 2013; File No. 001-11690).

(d)(10)	—	Deposit Agreement, dated as of April 9, 2013, among the Company and Computershare Shareowner Services LLC, as Depositary, and all holders from time to time of depositary shares relating to the Depositary Shares Representing 6.250% Class K Cumulative Redeemable Preferred Shares (including Specimen Certificate for Depositary Shares) (incorporated by reference to Current Report on Form 8-K (Filed with the SEC on April 9, 2013; File No. 001-11690).

(d)(11)	—	Indenture, dated as of May 1, 1994, by and between the Company and The Bank of New York (as successor to JP Morgan Chase Bank, N.A., successor to Chemical Bank), as Trustee (incorporated by reference to Form S-3 Registration No. 333-108361 (Filed with the SEC on August 29, 2003).

(d)(12)	—	Indenture, dated as of May 1, 1994, by and between the Company and U.S. Bank National Association (as successor to U.S. Bank Trust National Association (as successor to National City Bank)), as Trustee (incorporated by reference to Form S-3 Registration No. 333-108361 (Filed with the SEC on August 29, 2003).

(d)(13)	—	First Supplemental Indenture, dated as of May 10, 1995, by and between the Company and U.S. Bank National Association (as successor to U.S. Bank Trust National Association (successor to National City Bank)), as Trustee (incorporated by reference to Form S-3 Registration No. 333-108361 (Filed with the SEC on August 29, 2003).

(d)(14)	—	Second Supplemental Indenture, dated as of July 18, 2003, by and between the Company and U.S. Bank National Association (as successor to U.S. Bank Trust National Association (successor to National City Bank)), as Trustee (incorporated by reference to Form S-3 Registration No. 333-108361 (Filed with the SEC on August 29, 2003).

(d)(15)	—	Third Supplemental Indenture, dated as of January 23, 2004, by and between the Company and U.S. Bank National Association (as successor to U.S. Bank Trust National Association (successor to National City Bank)), as Trustee (incorporated by reference to Form S-4 Registration No. 333-117034 (Filed with the SEC on June 30, 2004).

(d)(16)	—	Fourth Supplemental Indenture, dated as of April 22, 2004, by and between the Company and U.S. Bank National Association (as successor to U.S. Bank Trust National Association (successor to National City Bank)), as Trustee (incorporated by reference to Form S-4 Registration No. 333-117034 (Filed with the SEC on June 30, 2004).

(d)(17)	—	Fifth Supplemental Indenture, dated as of April 28, 2005, by and between the Company and U.S. Bank National Association (as successor to U.S. Bank Trust National Association (successor to National City Bank)), as Trustee (incorporated by reference to Annual Report on Form 10-K (Filed with the SEC on February 21, 2007; File No. 001-11690).

(d)(18)	—	Sixth Supplemental Indenture, dated as of October 7, 2005, by and between the Company and U.S. Bank National Association (as successor to U.S. Bank Trust National Association (successor to National City Bank)), as Trustee (incorporated by reference to Annual Report on Form 10-K (Filed with the SEC on February 21, 2007; File No. 001-11690).

(d)(19)	—	Seventh Supplemental Indenture, dated as of August 28, 2006, by and between the Company and U.S. Bank National Association (as successor to U.S. Bank Trust National Association (successor to National City Bank)), as Trustee (incorporated by reference to Current Report on Form 8-K (Filed with the SEC on September 1, 2006; File No. 001-11690).

(d)(20)	—	Eighth Supplemental Indenture, dated as of March 13, 2007, by and between the Company and U.S. Bank National Association (as successor to U.S. Bank Trust National Association (successor to National City Bank)), as Trustee (incorporated by reference to Current Report on Form 8-K (Filed with the SEC on March 16, 2007; File No. 001-11690).

(d)(21)	—	Ninth Supplemental Indenture, dated as of September 30, 2009, by and between the Company and U.S. Bank National, Association (as successor to U.S. Bank Trust National Association (successor to National City Bank)), as Trustee (incorporated by reference to Form S-3 Registration No. 333-162451 (Filed on October 13, 2009).

(d)(22)	—	Tenth Supplemental Indenture, dated as of March 19, 2010, by and between the Company and U.S. Bank National, Association (as successor to U.S. Bank Trust National Association (successor to National City Bank)), as Trustee (incorporated by reference to Quarterly Report on Form 10-Q (Filed with the SEC on May 7, 2010; File No. 001-11690).

(d)(23)	—	Eleventh Supplemental Indenture, dated as of August 12, 2010, by and between the Company and U.S. Bank National, Association (as successor to U.S. Bank Trust National Association (successor to National City Bank)), as Trustee (incorporated by reference to Quarterly Report on Form 10-Q (Filed with the SEC on November 11, 2010; File No. 001-11690).

(d)(24)	—	Twelfth Supplemental Indenture, dated as of November 5, 2010, by and between the Company and U.S. Bank National, Association (as successor to U.S. Bank Trust National Association (successor to National City Bank)), as Trustee (incorporated by reference to Annual Report on Form 10-K (Filed with the SEC on February 28, 2011; File No. 001-11690).

(d)(25)	—	Thirteenth Supplemental Indenture, dated as of March 7, 2011, by and between the Company and U.S. Bank National Association (as successor to U.S. Bank Trust National Association (successor to National City Bank)), as Trustee (incorporated by reference to Quarterly Report on Form 10-Q (Filed with the SEC on May 9, 2011; File No. 001-11690).

(d)(26)	—	Fourteenth Supplemental Indenture, dated as of June 22, 2012, by and between the Company and U.S. Bank National Association (as successor to U.S. Bank Trust National Association (successor to National City Bank)), as Trustee (incorporated by reference to Form S-3 Registration No. 333-184221 (Filed with the SEC on October 1, 2012).

(d)(27)	—	Fifteenth Supplemental Indenture, dated as of November 27, 2012, by and between the Company and U.S. Bank National Association (as successor to U.S. Bank Trust National Association (successor to National City Bank)), as Trustee (incorporated by reference to Annual Report on Form 10-K (Filed with the SEC on March 1, 2013; File No. 001-11690).

(d)(28)	—	Sixteenth Supplemental Indenture, dated as of May 23, 2013, by and between the Company and U.S. Bank National Association (as successor to U.S. Bank Trust National Association (successor to National City Bank)), as Trustee (incorporated by reference to Quarterly Report on Form 10-Q (Filed with the SEC on August 8, 2013; File No. 001-11690).

(d)(29)	—	Seventeenth Supplemental Indenture, dated as of November 26, 2013, by and between the Company and U.S. Bank National Association (as successor to U.S. Bank Trust National Association (successor to National City Bank)), as Trustee (incorporated by reference to Annual Report on Form 10-K (Filed with the SEC on February 27, 2014; File No. 001-11690).

(d)(30)	—	Eighteenth Supplemental Indenture, dated as of January 22, 2015, by and between the Company and U.S. Bank National Association (as successor to U.S. Bank Trust National Association (as successor to National City Bank)) (incorporated by reference to Current Report on Form 8-K (Filed with the SEC on January 22, 2015; File No. 001-11690).

(d)(31)	—	Form of Fixed Rate Senior Medium-Term Note (incorporated by reference to Annual Report on Form 10-K (Filed with the SEC on March 30, 2000; File No. 001-11690).

(d)(32)	—	Form of Fixed Rate Subordinated Medium-Term Note (incorporated by reference to Annual Report on Form 10-K (Filed with the SEC on March 30, 2000; File No. 001-11690).

(d)(33)	—	Form of Floating Rate Subordinated Medium-Term Note (incorporated by reference to Annual Report on Form 10-K (Filed with the SEC on March 30, 2000; File No. 001-11690).

(d)(34)	—	Amended and Restated Credit Agreement, dated as of April 23, 2015, among DDR Corp., DDR PR Ventures LLC, S.E., the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Current Report on Form 8-K (Filed with the SEC on April 28, 2015; File No. 001-11690).

(d)(35)	—	Second Amended and Restated Secured Term Loan Agreement, dated June 28, 2011, by and among the Company, DDR PR Ventures LLC, S.E., KeyBank National Association, as Administrative Agent, and the other several banks, financial institutions and other entities from time to time parties to such loan agreement (incorporated by reference to Current Report on 8-K (Filed with the SEC on July 1, 2011; File No. 001-11690).

(d)(36)	—	First Amendment to the Second Amended and Restated Secured Term Loan Agreement, dated January 17, 2013, by and among the Company, DDR PR Ventures LLC, S.E., KeyBank National Association, as Administrative Agent, and the other several banks, financial institutions and other entities from time to time parties to such loan agreement (incorporated by reference to Current Report on Form 8-K (Filed with the SEC on January 18, 2013; File No. 001-11690).

(d)(37)	—	Second Amendment to Second Amended and Restated Secured Term Loan Agreement, dated as of April 23, 2015, among DDR Corp., the lenders party thereto and KeyBank National Association, as administrative agent (incorporated by reference to Current Report on Form 8-K (Filed with the SEC on April 28, 2015; File No. 001-11690)

(g)	—	Not applicable.

(h)	—	Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 6, 2015

DDR CORP.

By:	/s/ David E. Weiss
David E. Weiss Executive Vice President, General Counsel and Secretary

INDEX TO EXHIBITS

(a)(1)(A)	—	Company Notice to Holders of DDR Corp. 1.75% Convertible Senior Notes due 2040, dated October 6, 2015.

(a)(1)(B)	—	Form of Repurchase Notice.

(a)(1)(C)	—	Press Release dated October 6, 2015.

(b)	—	Not applicable.

(d)(1)	—	Investors’ Rights Agreement, dated as of May 11, 2009, by and between the Company and Alexander Otto (incorporated by reference to Current Report on Form 8-K (Filed with the SEC on May 11, 2009; File No. 001-11690).

(d)(2)	—	Third Amended and Restated Articles of Incorporation of the Company (incorporated by reference to Current Report on Form 8-K (Filed with the SEC on September 13, 2013; File No. 001-11690).

(d)(3)	—	Amended and Restated Code of Regulations of the Company (incorporated by reference to Current Report on Form 8-K (Filed with the SEC on September 13, 2013; File No. 001-11690).

(d)(4)	—	Specimen Certificate for Common Shares (incorporated by reference to Annual Report on Form 10-K (Filed with the SEC on February 28, 2012; File No. 001-11690).

(d)(5)	—	Specimen Certificate for 7 3⁄8% Class H Cumulative Redeemable Preferred Shares (incorporated by reference to Annual Report on Form 10-K (Filed with the SEC on February 26, 2010; File No. 001-11690).

(d)(6)	—	Deposit Agreement, dated as of October 26, 2009, by and between the Company and Mellon Investor Services LLC Relating to Depositary Shares Representing 7 3⁄8% Class H Cumulative Redeemable Preferred Shares (including Specimen Certificate for Depositary Shares) (incorporated by reference to Annual Report on Form 10-K (Filed with the SEC on February 26, 2010; File No. 001-11690).

(d)(7)	—	Specimen Certificate for 6.50% Class J Cumulative Redeemable Preferred Shares (incorporated by reference to Registration Statement on Form 8-A (Filed with the SEC August 1, 2012; File No. 001-11690).

(d)(8)	—	Deposit Agreement, dated as of August 1, 2012, among the Company and Computershare Shareowner Services LLC, as Depositary, and all holders from time to time of depositary shares relating to the Depositary Shares Representing 6.50% Class J Cumulative Redeemable Preferred Shares (including Specimen Certificate for Depositary Shares) (including Specimen Certificate for Depositary Shares) (incorporated by reference to Current Report on Form 8-K (Filed with the SEC on August 1, 2012; File No. 001-11690).

(d)(9)	—	Specimen Certificate for 6.250% Class K Cumulative Redeemable Preferred Shares (incorporated by reference to Registration Statement on Form 8-A (Filed with the SEC April 8, 2013; File No. 001-11690).

(d)(10)	—	Deposit Agreement, dated as of April 9, 2013, among the Company and Computershare Shareowner Services LLC, as Depositary, and all holders from time to time of depositary shares relating to the Depositary Shares Representing 6.250% Class K Cumulative Redeemable Preferred Shares (including Specimen Certificate for Depositary Shares) (incorporated by reference to Current Report on Form 8-K (Filed with the SEC on April 9, 2013; File No. 001-11690).

(d)(11)	—	Indenture, dated as of May 1, 1994, by and between the Company and The Bank of New York (as successor to JP Morgan Chase Bank, N.A., successor to Chemical Bank), as Trustee (incorporated by reference to Form S-3 Registration No. 333-108361 (Filed with the SEC on August 29, 2003).

(d)(12)	—	Indenture, dated as of May 1, 1994, by and between the Company and U.S. Bank National Association (as successor to U.S. Bank Trust National Association (as successor to National City Bank)), as Trustee (incorporated by reference to Form S-3 Registration No. 333-108361 (Filed with the SEC on August 29, 2003).

(d)(13)	—	First Supplemental Indenture, dated as of May 10, 1995, by and between the Company and U.S. Bank National Association (as successor to U.S. Bank Trust National Association (successor to National City Bank)), as Trustee (incorporated by reference to Form S-3 Registration No. 333-108361 (Filed with the SEC on August 29, 2003).

(d)(14)	—	Second Supplemental Indenture, dated as of July 18, 2003, by and between the Company and U.S. Bank National Association (as successor to U.S. Bank Trust National Association (successor to National City Bank)), as Trustee (incorporated by reference to Form S-3 Registration No. 333-108361 (Filed with the SEC on August 29, 2003).

(d)(15)	—	Third Supplemental Indenture, dated as of January 23, 2004, by and between the Company and U.S. Bank National Association (as successor to U.S. Bank Trust National Association (successor to National City Bank)), as Trustee (incorporated by reference to Form S-4 Registration No. 333-117034 (Filed with the SEC on June 30, 2004).

(d)(16)	—	Fourth Supplemental Indenture, dated as of April 22, 2004, by and between the Company and U.S. Bank National Association (as successor to U.S. Bank Trust National Association (successor to National City Bank)), as Trustee (incorporated by reference to Form S-4 Registration No. 333-117034 (Filed with the SEC on June 30, 2004).

(d)(17)	—	Fifth Supplemental Indenture, dated as of April 28, 2005, by and between the Company and U.S. Bank National Association (as successor to U.S. Bank Trust National Association (successor to National City Bank)), as Trustee (incorporated by reference to Annual Report on Form 10-K (Filed with the SEC on February 21, 2007; File No. 001-11690).

(d)(18)	—	Sixth Supplemental Indenture, dated as of October 7, 2005, by and between the Company and U.S. Bank National Association (as successor to U.S. Bank Trust National Association (successor to National City Bank)), as Trustee (incorporated by reference to Annual Report on Form 10-K (Filed with the SEC on February 21, 2007; File No. 001-11690).

(d)(19)	—	Seventh Supplemental Indenture, dated as of August 28, 2006, by and between the Company and U.S. Bank National Association (as successor to U.S. Bank Trust National Association (successor to National City Bank)), as Trustee (incorporated by reference to Current Report on Form 8-K (Filed with the SEC on September 1, 2006; File No. 001-11690).

(d)(20)	—	Eighth Supplemental Indenture, dated as of March 13, 2007, by and between the Company and U.S. Bank National Association (as successor to U.S. Bank Trust National Association (successor to National City Bank)), as Trustee (incorporated by reference to Current Report on Form 8-K (Filed with the SEC on March 16, 2007; File No. 001-11690).

(d)(21)	—	Ninth Supplemental Indenture, dated as of September 30, 2009, by and between the Company and U.S. Bank National, Association (as successor to U.S. Bank Trust National Association (successor to National City Bank)), as Trustee (incorporated by reference to Form S-3 Registration No. 333-162451 (Filed on October 13, 2009).

(d)(22)	—	Tenth Supplemental Indenture, dated as of March 19, 2010, by and between the Company and U.S. Bank National, Association (as successor to U.S. Bank Trust National Association (successor to National City Bank)), as Trustee (incorporated by reference to Quarterly Report on Form 10-Q (Filed with the SEC on May 7, 2010; File No. 001-11690).

(d)(23)	—	Eleventh Supplemental Indenture, dated as of August 12, 2010, by and between the Company and U.S. Bank National, Association (as successor to U.S. Bank Trust National Association (successor to National City Bank)), as Trustee (incorporated by reference to Quarterly Report on Form 10-Q (Filed with the SEC on November 11, 2010; File No. 001-11690).

(d)(24)	—	Twelfth Supplemental Indenture, dated as of November 5, 2010, by and between the Company and U.S. Bank National, Association (as successor to U.S. Bank Trust National Association (successor to National City Bank)), as Trustee (incorporated by reference to Annual Report on Form 10-K (Filed with the SEC on February 28, 2011; File No. 001-11690).

(d)(25)	—	Thirteenth Supplemental Indenture, dated as of March 7, 2011, by and between the Company and U.S. Bank National Association (as successor to U.S. Bank Trust National Association (successor to National City Bank)), as Trustee (incorporated by reference to Quarterly Report on Form 10-Q (Filed with the SEC on May 9, 2011; File No. 001-11690).

(d)(26)	—	Fourteenth Supplemental Indenture, dated as of June 22, 2012, by and between the Company and U.S. Bank National Association (as successor to U.S. Bank Trust National Association (successor to National City Bank)), as Trustee (incorporated by reference to Form S-3 Registration No. 333-184221 (Filed with the SEC on October 1, 2012).

(d)(27)	—	Fifteenth Supplemental Indenture, dated as of November 27, 2012, by and between the Company and U.S. Bank National Association (as successor to U.S. Bank Trust National Association (successor to National City Bank)), as Trustee (incorporated by reference to Annual Report on Form 10-K (Filed with the SEC on March 1, 2013; File No. 001-11690).

(d)(28)	—	Sixteenth Supplemental Indenture, dated as of May 23, 2013, by and between the Company and U.S. Bank National Association (as successor to U.S. Bank Trust National Association (successor to National City Bank)), as Trustee (incorporated by reference to Quarterly Report on Form 10-Q (Filed with the SEC on August 8, 2013; File No. 001-11690).

(d)(29)	—	Seventeenth Supplemental Indenture, dated as of November 26, 2013, by and between the Company and U.S. Bank National Association (as successor to U.S. Bank Trust National Association (successor to National City Bank)), as Trustee (incorporated by reference to Annual Report on Form 10-K (Filed with the SEC on February 27, 2014; File No. 001-11690).

(d)(30)	—	Eighteenth Supplemental Indenture, dated as of January 22, 2015, by and between the Company and U.S. Bank National Association (as successor to U.S. Bank Trust National Association (as successor to National City Bank)) (incorporated by reference to Current Report on Form 8-K (Filed with the SEC on January 22, 2015; File No. 001-11690).

(d)(31)	—	Form of Fixed Rate Senior Medium-Term Note (incorporated by reference to Annual Report on Form 10-K (Filed with the SEC on March 30, 2000; File No. 001-11690).

(d)(32)	—	Form of Fixed Rate Subordinated Medium-Term Note (incorporated by reference to Annual Report on Form 10-K (Filed with the SEC on March 30, 2000; File No. 001-11690).

(d)(33)	—	Form of Floating Rate Subordinated Medium-Term Note (incorporated by reference to Annual Report on Form 10-K (Filed with the SEC on March 30, 2000; File No. 001-11690).

(d)(34)	—	Amended and Restated Credit Agreement, dated as of April 23, 2015, among DDR Corp., DDR PR Ventures LLC, S.E., the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Current Report on Form 8-K (Filed with the SEC on April 28, 2015; File No. 001-11690).

(d)(35)	—	Second Amended and Restated Secured Term Loan Agreement, dated June 28, 2011, by and among the Company, DDR PR Ventures LLC, S.E., KeyBank National Association, as Administrative Agent, and the other several banks, financial institutions and other entities from time to time parties to such loan agreement (incorporated by reference to Current Report on 8-K (Filed with the SEC on July 1, 2011; File No. 001-11690).

(d)(36)	—	First Amendment to the Second Amended and Restated Secured Term Loan Agreement, dated January 17, 2013, by and among the Company, DDR PR Ventures LLC, S.E., KeyBank National Association, as Administrative Agent, and the other several banks, financial institutions and other entities from time to time parties to such loan agreement (incorporated by reference to Current Report on Form 8-K (Filed with the SEC on January 18, 2013; File No. 001-11690).

(d)(37)	—	Second Amendment to Second Amended and Restated Secured Term Loan Agreement, dated as of April 23, 2015, among DDR Corp., the lenders party thereto and KeyBank National Association, as administrative agent (incorporated by reference to Current Report on Form 8-K (Filed with the SEC on April 28, 2015; File No. 001-11690)

(g)	—	Not applicable.

(h)	—	Not applicable.